UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                Gravity Co., Ltd.
                                (Name of Issuer)

                    Common Stock, Par Value Won 500 Per Share
                         (Title of Class of Securities)

                                    38911N107
                                 (CUSIP Number)

                                 Marran Ogilvie
                                666 Third Avenue
                                   26th Floor
                            New York, New York 10017
                                 (212) 845-7909
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2006

             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 37 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38911N107                   13D                 Page 2 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Starboard Value and Opportunity Master Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    37,309
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    37,309
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            37,309
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0.54%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 3 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Parche, LLC                              20-0870632
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    59,596
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    59,596
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            59,596
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0.86%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 4 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            RCG Ambrose Master Fund, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    37,132
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    37,132
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            37,132
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            0.53%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 5 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            RCG Halifax Fund, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    37,564
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    37,564
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            37,564
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

             0.54%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 6 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Ramius Master Fund, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    134,219
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    134,219
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            134,219
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            1.93%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 7 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Admiral Advisors, LLC                    37-1484525
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    96,905
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    96,905
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            96,905
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            1.39%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IA, OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 8 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Ramius Advisors, LLC                     13-3954331
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    134,219
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    134,219
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            134,219
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            1.93%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IA,OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 9 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Safe Harbor Master Fund, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    133,273
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    133,273
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            133,273
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            1.92%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 10 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Safe Harbor Investment Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    133,273
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    133,273
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            133,273
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            1.92%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 11 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Ramius Capital Group, L.L.C.             13-3937658
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    439,093
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    439,093
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            439,093
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            6.32%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IA, OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 12 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            C4S & Co., L.L.C.                        13-3946794
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    439,093
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    0
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    439,093
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            439,093
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            6.32%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 13 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Peter A. Cohen
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    439,093
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    439,093
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            439,093
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            6.32%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 14 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan B. Stark
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    439,093
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    439,093
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            439,093
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            6.32%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 15 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas W. Strauss
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    439,093
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    439,093
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            439,093
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            6.32%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 16 of 39 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Jeffrey M. Solomon
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
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     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
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     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    439,093
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    439,093
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     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            439,093
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            6.32%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38911N107                   13D                 Page 17 of 39 Pages


Item 1.     Security and Issuer.

     This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the Common Stock, par value Won 500 per share (the "Common Stock"), of Gravity Co., Ltd., a corporation organized under the laws of the Republic of Korea ("Gravity" or the "Company"), whose principal executive offices are located at 14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-gu, Seoul 135-934 Korea.

     Each Reporting Person beneficially owns its shares of Common Stock through its beneficial ownership of American Depositary Shares ("ADSs"). Each ADS represents one-fourth of one share of Common Stock. All references in this
Schedule 13D to the Common Stock of a Reporting Person are held by such Reporting Person as ADSs and any general references to the Common Stock in this
Schedule 13D shall be deemed to include the ADSs as appropriate.

Item 2.     Identity and Background.

     Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief. By virtue of the communications among the Reporting Persons and representatives of Moon Capital Management LP and certain of its affiliates (collectively the "Moon Entities") as to the matters more fully described in Item 4 and the Sharing Agreement, dated as of March 28, 2006, between the Reporting Persons and the Moon Entities as to the sharing of certain information and expenses attached as an exhibit to this Schedule 13D (the "Sharing Agreement"), the Reporting Persons may be deemed to be a "group" with the Moon Entities for purposes of the Securities Exchange Act of 1934, as amended (the "Act"). Although the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Act. The Reporting Persons expressly disclaim beneficial ownership of securities held by any person or entity other than the various entities and accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by the Moon Entities (including but not limited to accounts or entities under its control) or any other person or entity other than the various entities and accounts under the Reporting Persons' management and control.

     (a)  This statement is filed by:

               (i) Starboard Value and Opportunity Master Fund Ltd., a Cayman Islands exempted company ("Starboard") with respect to the shares of Common Stock directly and beneficially owned by it;

               (ii) Parche, LLC, a Delaware limited liability company ("Parche") with respect to the shares of Common Stock directly and beneficially owned by it;

               (iii) RCG Ambrose Master Fund, Ltd., a Cayman Islands company ("RCG Ambrose"), with respect to the shares of Common Stock directly and beneficially owned by it;

               (iv) RCG Halifax Fund, Ltd., a Cayman Islands company ("RCG Halifax"), with respect to the shares of Common Stock directly and beneficially owned by it;


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CUSIP No. 38911N107                   13D                 Page 18 of 39 Pages


               (v) Ramius Master Fund, Ltd. a Cayman Islands exempted company ("Ramius Master Fund"), with respect to the shares of Common Stock directly and beneficially owned by it;

               (vi) Admiral Advisors, LLC, a Delaware limited liability company ("Admiral"), which serves as the investment manager of Starboard and as the managing member of Parche;

               (vii) Ramius Advisors, LLC, a Delaware limited liability company ("Ramius Advisors"), which serves as the investment manager of Ramius Master Fund;

               (viii) Safe Harbor Master Fund L.P., a Cayman Islands exempted limited partnership ("Safe Harbor Master Fund"), with respect to the shares of common Stock directly and beneficially owned by it;

               (ix) Safe Harbor Investment Ltd., a Cayman Islands exempted company ("Safe Harbor Investment"), which serves as the general partner of Safe Harbor Master Fund;

               (x) Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius Capital"), which serves as the investment manager of RCG Ambrose, RCG Halifax and Safe Harbor Investment and the sole member of Admiral and Ramius Advisors;

               (xi) C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), which serves as the managing member of Ramius Capital;

               (xii) Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

               (xiii) Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

               (xiv) Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

               (xv) Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

                     The foregoing persons are hereinafter sometimes
              collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of each of Ramius Capital, Parche, Admiral, Ramius Advisors, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is 666 Third Avenue, 26th Floor, New York, New York 10017. The address of the principal business and principal office of each of


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CUSIP No. 38911N107                   13D                 Page 19 of 39 Pages


Starboard, RCG Ambrose, RCG Halifax, Ramius Master Fund, Safe Harbor Master Fund and Safe Harbor Investment is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The business addresses of the officers and directors of each of Starboard, RCG Ambrose, RCG Halifax, Ramius Master Fund and Safe Harbor Investment Ltd. are set forth on Schedules A, B, C, D and E, respectively, and incorporated by reference in this Item 2.

     (c) The principal business of Ramius Capital is that of an investment adviser. The principal business of each of RCG Ambrose, RCG Halifax, Ramius Master Fund and Safe Harbor Master Fund is serving as a private investment fund. The principal business of each of Starboard and Parche is to make equity investments, and, on occasion, to take an active role in the management of portfolio companies in order to enhance shareholder value. The principal business of Admiral is to be the investment manager of Starboard and the managing member of Parche. The principal business of Safe Harbor Investment is to serve as the General Partner of Safe Harbor Master Fund. The principal business of Ramius Advisors is acting as investment manager to Ramius Master Fund. C4S serves as managing member of Ramius Capital. Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S. The principal occupations of the officers and directors of each of Starboard, RCG Ambrose, RCG Halifax Ramius Master Fund and Safe Harbor Investment are set forth on Schedules A, B, C, D and E, respectively, and incorporated by reference in this Item 2.

     (d) None of the Reporting Persons or any other person identified in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or any other person identified in response to this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Starboard, RCG Ambrose, RCG Halifax, Ramius Master Fund, Safe Harbor Master Fund and Safe Harbor Investment are organized under the laws of the Cayman Islands. Ramius Capital, Parche, Ramius Advisors, Admiral and C4S are each limited liability companies organized under the laws of the State of Delaware. Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon are each United States citizens.

Item 3.     Source and Amount of Funds and Other Consideration.

     The shares of Common Stock purchased by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master Fund and Safe Harbor Master Fund L.P. were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (except as otherwise indicated on Schedule F) as set forth in Schedule F, which is incorporated by reference herein.

Item 4.     Purpose of the Transaction.

     The Reporting Persons purchased their shares of Common Stock based on their belief that the Common Stock at the time of purchase was substantially

CUSIP No. 38911N107                   13D                 Page 20 of 39 Pages


undervalued and represented an attractive investment opportunity.

     The Reporting Persons and the Moon Entities have formed The Gravity Committee for Fair Treatment of Minority Shareholders (the "Committee") to protect the rights of minority shareholders of Gravity (Nasdaq: GRVY) and to maximize the value of the Common Stock . The Committee believes that Gravity's Board of Directors (the "Gravity Board") approved transactions that may have benefited Taizo Son and other entities affiliated with Taizo Son or SOFTBANK Corp. ("SOFTBANK"), including GungHo Online Entertainment ("GungHo") (JP: 3765), to the potential detriment of Gravity's minority shareholders. Based on public filings, the Committee believes that Taizo Son beneficially owns approximately 52.4% of Gravity's Common Stock. In addition, based on public filings, the Committee believes that Taizo Son owns approximately 82% of Asian Groove, Inc., which owns approximately 32% of GungHo, and that SOFTBANK owns approximately 45% of GungHo. SOFTBANK's President, Masayoshi Son, is Taizo Son's brother.

     In August 2005, according to public filings, an affiliate of Taizo Son, with financing facilitated by Masayoshi Son or his affiliates, purchased a 52.4% interest in Gravity from Mr. Jung Ryool Kim, Gravity's founder, and certain members of his family (the "Controlling Purchase"). The purchase price of $24.70 per ADS represented a premium of over three times the then current share price. According to GungHo's 2005 financial statements, substantially all of GungHo's revenue was derived from products licensed from or sold and licensed to Gravity with 82% of the revenue generated by the license from Gravity of the popular online game Ragnarok, which license expires in August 2006. The Committee believes that the $24.70 per ADS price paid by the Taizo Son affiliate in the Controlling Purchase indicates that Ragnarok, among other things, is extremely important to GungHo's business. The Committee also believes that changes in the Gravity Board and management since the completion of the Controlling Purchase may have been effected to protect GungHo's interests, to the potential detriment of Gravity's minority shareholders.

     The Committee intends to examine, among other things, potential conflicts of interest among members of the Gravity Board, several related party transactions entered into between Gravity and entities affiliated with Taizo Son or SOFTBANK, and the potential for future conflicts of interest in transactions between Gravity and entities affiliated with Taizo Son or SOFTBANK.

     In particular, the Committee believes that Taizo Son and the Gravity Board may have conflicts of interest and may not seek to maximize value for all Gravity shareholders in upcoming negotiations for a renewal of the license for Ragnarok, Gravity's main revenue driver. GungHo's license of Ragnarok expires in August 2006. The Committee is also concerned that the Gravity Board may not authorize management to solicit alternative bidders for the Ragnarok license to create maximum value for Gravity shareholders.

     In order to maximize the value of Gravity's Common Stock and in order to protect the rights of minority shareholders, the Committee, among other things, may:

     o Hold discussions with holders of Common Stock in Korea, with the possible future inclusion of these holders in the Committee;
     o    Consider converting all or a portion of their ADSs into Common Stock;
     o    Seek to nominate independent members to the Gravity Board, potentially

CUSIP No. 38911N107                   13D                 Page 21 of 39 Pages


          at a special Extraordinary General Meeting of Shareholders, to monitor Gravity's negotiations of the Ragnarok license and to establish and oversee an auction process to determine whether alternative parties might offer terms superior to those offered by GungHo;
     o Seek to negotiate with Taizo Son a resolution whereby Taizo Son or one of his affiliates offers to acquire all the Common Stock held by minority shareholders; and/or
     o If necessary, commence litigation against Gravity, its management and/or the Gravity Board in Japan, Korea and/or in the United States.

     In the event that entities affiliated with Taizo Son or SOFTBANK offer to buy the Common Stock of the minority shareholders, the Committee intends to only entertain a proposal that offers fair value and is made available to all Gravity minority shareholders. The Committee notes that according to public filings, an affiliate of Taizo Son, with financing facilitated by Masayoshi Son or his affiliates, paid $24.70 per ADS in the Controlling Purchase. The Committee believes that Gravity's prospects are strong and that Gravity has significant potential for additional licensing revenues from games not yet released, including, among others, Requiem and Ragnarok 2.

     The Committee has retained Hannuri Partners as legal counsel in Korea. Certain members of the Committee have also retained legal counsel in the United States.

     Certain members of the Committee entered into the Sharing Agreement, as more fully described in Item 6.

     The Reporting Persons may, alone or with others, communicate with or pursue discussions with Gravity, and with other shareholders and other third parties, with respect to the matters described above and potentially with respect to other matters of concern with respect to the Reporting Persons' investment in the Common Stock.

     Except to the extent set forth above, or in any other Item hereof, the Reporting Persons do not have any present plans or proposals that may relate to or result in any of the events set forth in Item 4 of Schedule 13D. However, the Reporting Persons may, at any time and from time to time, review or reconsider their position with respect to Gravity, and may formulate (and modify) plans or proposals with respect to any such matters. The Reporting Persons intend to review their investment in Gravity on a continuing basis and may engage in discussions with management, the Gravity Board, other shareholders of Gravity and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of Gravity. Depending on various factors including, without limitation, Gravity's financial position and strategic direction, the outcome of the discussions and actions referenced in this Item 4, actions taken by the Gravity Board, the price levels of the Common Stock, availability of funds, subsequent developments affecting Gravity, Gravity's business, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time, the Reporting Persons may maintain their investment at current levels or may in the future take such actions with respect to their investment in Gravity as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the

CUSIP No. 38911N107                   13D                 Page 22 of 39 Pages


Common Stock, or changing their intention with respect to any and all matters referred to in Item 4. Any acquisition or disposition of shares of, or short sales or other hedging transaction with respect to the shares of, Common Stock by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.

Item 5.     Interest in Securities of the Issuer.


      1. Starboard

               (a) As of the date of this filing, Starboard may be deemed the beneficial owner of 37,309 shares of Common Stock.

                    Percentage: Approximately 0.54% as of the date hereof. The percentages used herein and in the rest of Item 5 are calculated based upon 6,948,900 shares, which reflects the shares of Common Stock outstanding as of December 31, 2004, as reported by the Company on its Form 20-F filed on June 30, 2005.

               (b)  1. Sole power to vote or direct vote: 37,309
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 37,309
                    4. Shared power to dispose or direct the
                       disposition:  0

               (c) The number of shares of Common Stock acquired by Starboard is set forth in Schedule F and is incorporated by reference. Starboard entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule F.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      2. Parche

               (a) As of the date of this filing, Parche may be deemed the beneficial owner of 59,596 shares of Common Stock.

                    Percentage: Approximately 0.86% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 59,596
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 59,596
                    4. Shared power to dispose or direct the
                       disposition: 0

               (c) The number of shares of Common Stock acquired by Parche is set forth in Schedule F and is incorporated by reference. Parche entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule F.

CUSIP No. 38911N107                   13D                 Page 23 of 39 Pages


               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      3. RCG Ambrose

               (a) As of the date of this filing, RCG Ambrose may be deemed the beneficial owner of 37,132 shares of Common Stock.

                    Percentage: Approximately 0.53% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 37,132
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 37,132
                    4. Shared power to dispose or direct the
                       disposition: 0

               (c) The number of shares of Common Stock acquired by RCG Ambrose is set forth in Schedule F and is incorporated by reference. RCG Ambrose entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule F.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      4. RCG Halifax

               (a) As of the date of this filing, RCG Halifax may be deemed the beneficial owner of 37,564 shares of Common Stock.

                    Percentage: Approximately 0.54% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 37,564
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 37,564
                    4. Shared power to dispose or direct the
                       disposition: 0

               (c) The number of shares of Common Stock acquired by RCG Halifax is set forth in Schedule F and is incorporated by reference. RCG Halifax entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule F.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

CUSIP No. 38911N107                   13D                 Page 24 of 39 Pages


               (e)  Not applicable.

      5. Ramius Master Fund

               (a) As of the date of this filing, Ramius Master Fund may be deemed the beneficial owner of 134,219 shares of Common Stock.

                    Percentage: Approximately 1.93% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 134,219
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 134,219
                    4. Shared power to dispose or direct the
                       disposition: 0

               (c) The number of shares of Common Stock acquired by Ramius Master Fund is set forth in Schedule F and is incorporated by reference. Ramius Master Fund entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule F.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      6. Admiral

               (a) As of the date of this filing, Admiral may be deemed the beneficial owner of 96,905 shares of Common Stock.

                    Percentage: Approximately 1.39% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 96,905
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 96,905
                    4. Shared power to dispose or direct the
                       disposition: 0

               (c) Admiral did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of Starboard and Parche, which were all in the open market (except as otherwise indicated on Schedule F), are set forth in Schedule F, and are incorporated by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

CUSIP No. 38911N107                   13D                 Page 25 of 39 Pages


      7. Ramius Advisors

               (a) As of the date of this filing, Ramius Advisors may be deemed the beneficial owner of 134,219 shares of Common Stock.

                    Percentage: Approximately 1.93% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 134,219
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 134,219
                    4. Shared power to dispose or direct the
                       disposition: 0

               (c) Ramius Advisors did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of Ramius Master Fund, which were all in the open market (except as otherwise indicated on Schedule F), are set forth in Schedule F, and are incorporated by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      8. Safe Harbor Master Fund

               (a) As of the date of this filing, Safe Harbor Master Fund may be deemed the beneficial owner of 133,273 shares of Common Stock.

                    Percentage: Approximately 1.92% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 133,273
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 133,273
                    4. Shared power to dispose or direct the
                       disposition: 0

               (c) The number of shares of Common Stock acquired by Safe Harbor Master Fund is set forth in Schedule F and is incorporated by reference. Safe Harbor Master Fund entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule F.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

CUSIP No. 38911N107                   13D                 Page 26 of 39 Pages


      9. Safe Harbor Investment

               (a) As of the date of this filing, Safe Harbor Investment may be deemed the beneficial owner of 133,273 shares of Common Stock.

                    Percentage: Approximately 1.92% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 133,273
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 133,273
                    4. Shared power to dispose or direct the
                       disposition: 0

               (c) Safe Harbor Investment did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of Safe Harbor Master Fund, which were all in the open market (except as otherwise indicated on Schedule F), are set forth in Schedule F, and are incorporated by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      10. Ramius Capital

               (a) As of the date of this filing, Ramius Capital may be deemed the beneficial owner of 439,093 shares of Common Stock.

                    Percentage: Approximately 6.32% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 439,093
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 439,093
                    4. Shared power to dispose or direct the
                       disposition: 0

               (c) Ramius Capital did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master Fund and Safe Harbor Master Fund, which were all in the open market (except as otherwise indicated on Schedule F), are set forth in Schedule F, and are incorporated by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

CUSIP No. 38911N107                   13D                 Page 27 of 39 Pages


      11.  C4S

               (a) As of the date of this filing, C4S may be deemed the beneficial owner of 439,093 shares of Common Stock.

                    Percentage: Approximately 6.32% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 439,093
                    2. Shared power to vote or direct vote: 0
                    3. Sole power to dispose or direct the disposition: 439,093
                    4. Shared power to dispose or direct the
                       disposition: 0

               (c) C4S did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master Fund and Safe Harbor Master Fund, which were all in the open market (except as otherwise indicated on Schedule F), are set forth in Schedule F, and are incorporated by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

      12. Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

               (a) As of the date of this filing, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of 439,093 shares of Common Stock. Each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon disclaims beneficial ownership of the shares of Common Stock owned by Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master Fund and Safe Harbor Master Fund, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

                    Percentage: Approximately 6.32% as of the date hereof.

               (b)  1. Sole power to vote or direct vote: 0
                    2. Shared power to vote or direct vote: 439,093
                    3. Sole power to dispose or direct the disposition: 0
                    4. Shared power to dispose or direct the
                       disposition: 439,093

               (c) Neither Mr. Cohen, Mr. Stark, Mr. Strauss nor Mr. Solomon has entered into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of Starboard, Parche, RCG Ambrose, RCG Halifax, Ramius Master Fund and Safe Harbor Master Fund, which were all in the open market (except as otherwise indicated on Schedule F), are set forth in Schedule F, and are incorporated by reference.

               (d)  No person other than the Reporting Persons is known to

CUSIP No. 38911N107                   13D                 Page 28 of 39 Pages


                    have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e)  Not applicable.

Upon information and belief, as of the close of business on March 27, 2006, Moon may be deemed to beneficially own 529,086.5 shares of Common Stock.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.


     The Reporting Persons and the Moon Entities entered into the Sharing Agreement pursuant to which they agreed, among other things, to (i) make individual filings on Schedule 13D with respect to the Common Stock to the extent required under applicable securities laws, (ii) provide written notice within one business day to each other of purchases or sales of Common Stock or the acquisition or disposition of beneficial ownership of Common Stock and (iii) to share equally the costs of legal counsel in Korea in connection with pursuing the matters set forth in Item 4 and to share any other agreed upon expenses. A copy of the Sharing Agreement is filed as an exhibit to the Schedule 13D.

     The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit I hereto, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith the following Exhibits:

     Exhibit I - Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

     Exhibit II - Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated March 11, 2005.

     Exhibit III - Sharing Agreement, dated March 28, 2006 among Ramius Capital Group, L.L.C. on behalf of the Reporting Persons and Moon Capital Management LP on behalf of itself and certain entities or funds affiliated with Moon Capital Management LP.

CUSIP No. 38911N107                   13D                 Page 29 of 39 Pages


                                   SCHEDULE A

                       DIRECTORS AND OFFICERS OF STARBOARD


NAME AND POSITION          PRINCIPAL OCCUPATION                    PRINCIPAL BUSINESS ADDRESS

Mark R. Mitchell,          Managing Director                       666 Third Avenue
Director                   Ramius Capital Group, L.L.C.            26th Floor
                                                                   New York, NY 10017

Jeffrey M. Solomon,        Managing Member of C3S &                666 Third Avenue
Director                   Co., L.L.C. which is the                26th Floor
                           Managing Member of                      New York, NY 10017
                           Ramius Capital Group, L.L.C.

CFS Company, Ltd.          Registered with Cayman Islands          c/o Citco Fund Servies
Director                   Monetary Authority and affiliated       (Cayman Islands) Limited
                           with Administrator of the Fund          Corporate Centre
                                                                   West Bay Road
                                                                   Grand Cayman
                                                                   Cayman Islands
                                                                   British West Indies

CSS Corporation Ltd.       Affiliate of                            Citco Fund Servies (Cayman
Secretary                  Administrator of the Fund               Islands) Limited
                                                                   Corporate Centre
                                                                   West Bay Road
                                                                   Grand Cayman, Cayman Islands
                                                                   British West Indies



CUSIP No. 38911N107                   13D                 Page 30 of 39 Pages


                                   SCHEDULE B

                      DIRECTORS AND OFFICERS OF RCG AMBROSE


NAME AND POSITION          PRINCIPAL OCCUPATION                    PRINCIPAL BUSINESS ADDRESS

Mark R. Mitchell,          Managing Director                       666 Third Avenue
Director                   Ramius Capital Group, L.L.C.            26th Floor
                                                                   New York, NY 10017

Morgan B. Stark,           Managing Member                         666 Third Avenue
Director                   of C4S & Co., L.L.C. which is the       26th Floor
                           Managing Member of Ramius Capital       New York, NY 10017
                           Group, L.L.C.

CFS Company, Ltd.          Registered with Cayman Islands          c/o Citco Fund Servies
Director                   Monetary Authority and affiliated       (Cayman Islands) Limited
                           with Administrator of the Fund          Corporate Centre
                                                                   West Bay Road
                                                                   Grand Cayman
                                                                   Cayman Islands
                                                                   British West Indies

CSS Corporation Ltd.       Affiliate of                            Citco Fund Servies (Cayman
Secretary                  Administrator of the Fund               Islands) Limited
                                                                   Corporate Centre
                                                                   West Bay Road
                                                                   Grand Cayman, Cayman Islands
                                                                   British West Indies



CUSIP No. 38911N107                   13D                 Page 31 of 39 Pages


                                   SCHEDULE C

                      DIRECTORS AND OFFICERS OF RCG HALIFAX


NAME AND POSITION          PRINCIPAL OCCUPATION                    PRINCIPAL BUSINESS ADDRESS

Jeffrey M. Solomon,        Managing Member                         666 Third Avenue
Director                   Ramius Capital Group, L.L.C.            26th Floor
                                                                   New York, NY 10017

Morgan B. Stark,           Managing Member                         666 Third Avenue
Director                   of C4S & Co., L.L.C. which is the       26th Floor
                           Managing Member of Ramius Capital       New York, NY 10017
                           Group, L.L.C.

CFS Company, Ltd.,         Registered with Cayman Islands          c/o Citco Fund Servies
Director                   Monetary Authority and affiliated       (Cayman Islands) Limited
                           with Administrator of the Fund          Corporate Centre
                                                                   West Bay Road
                                                                   Grand Cayman, Cayman Islands
                                                                   British West Indies

CSS Corporation Ltd.       Affiliate of                            Citco Fund Servies (Cayman
Secretary                  Administrator of the Fund               Islands) Limited
                                                                   Corporate Centre
                                                                   West Bay Road
                                                                   Grand Cayman, Cayman Islands
                                                                   British West Indies



CUSIP No. 38911N107                   13D                 Page 32 of 39 Pages


                                   SCHEDULE D

                  DIRECTORS AND OFFICERS OF RAMIUS MASTER FUND


NAME AND POSITION          PRINCIPAL OCCUPATION                    PRINCIPAL BUSINESS ADDRESS

Morgan B. Stark,           Managing Member                         666 Third Avenue
Director                   of C4S & Co., L.L.C. which is the       26th Floor
                           Managing Member of Ramius Capital       New York, NY 10017
                           Group, L.L.C.

Marran H. Ogilvie          General Counsel of Ramius Capital       666 Third Avenue
Director                   Group, L.L.C.                           26th Floor
                                                                   New York, New York 10017

CFS Company, Ltd.,         Registered with Cayman Islands          c/o Citco Fund Servies
Director                   Monetary Authority and affiliated       (Cayman Islands) Limited
                           with Administrator of the Fund          Corporate Centre
                                                                   West Bay Road
                                                                   Grand Cayman, Cayman Islands
                                                                   British West Indies

CSS Corporation Ltd.       Affiliate of                            Citco Fund Servies (Cayman
Secretary                  Administrator of the Fund               Islands) Limited
                                                                   Corporate Centre
                                                                   West Bay Road
                                                                   Grand Cayman, Cayman Islands
                                                                   British West Indies


CUSIP No. 38911N107                   13D                 Page 33 of 39 Pages


                                   SCHEDULE E
              DIRECTORS AND OFFICERS OF SAFE HARBOR INVESTMENT LTD.


NAME AND POSITION          PRINCIPAL OCCUPATION                    PRINCIPAL BUSINESS ADDRESS

Mark Mitchell              Managing Director of Ramius Capital     666 Third Avenue
Director                   Group, L.L.C.                           26th Floor
                                                                   New York, New York 10017

Jeffrey M. Solomon         Managing Member of C4S & Co., L.L.C.,   666 Third Avenue
Director                   which is the Managing Member of         26th Floor
                           Ramius Capital Group, L.L.C.            New York, New York 10017

Jeffrey C. Smith           Managing Director of Ramius Capital     666 Third Avenue
Director                   Group, L.L.C.                           26th Floor
                                                                   New York, New York 10017

Marran H. Ogilvie          General Counsel of Ramius Capital       666 Third Avenue
Director                   Group, L.L.C.                           26th Floor
                                                                   New York, New York 10017

CSS Corporation Ltd.       Affiliate of                            c/o Citco Fund Services
Secretary                  the Administrator of the Fund           (Cayman Islands) Limited
                                                                   Corporate Center
                                                                   West Bay Road
                                                                   Grand Cayman, Cayman Islands
                                                                   British West Indies



CUSIP No. 38911N107                   13D                 Page 34 of 39 Pages


                                   SCHEDULE F

                            PURCHASES OF COMMON STOCK



                                                     DATE           PRICE        QUANTITY

Starboard Value and Opportunity Master Fund
Ltd.
                                                   3/21/2006        5.8408        11100
                                                   3/21/2006        5.9379        70720
                                                   3/22/2006        6.1847         9244
                                                   3/23/2006        6.9136         2830
                                                   3/24/2006        7.0495        33990
                                                   3/27/2006        7.1406        21354

Parche, LLC
                                                   3/21/2006        5.8408         3900
                                                   3/21/2006        5.9379        24847
                                                                                  18592
                                                   3/22/2006        6.0000            0(2)
                                                   3/22/2006        6.1847         1500
                                                   3/22/2006        6.1847         1749
                                                   3/23/2006        6.9136          536
                                                   3/23/2006        6.9136          459
                                                   3/24/2006        7.0495         6430
                                                   3/24/2006        7.0495         5512
                                                   3/27/2006        7.1406         3466
                                                   3/27/2006        7.1406         4067

RCG Ambrose Master Fund, Ltd.
                                                   3/20/2006        5.9964          496
                                                   3/21/2006        5.8408         1200
                                                   3/21/2006        5.9379         7645
                                                   3/22/2006        6.1847          999
                                                   3/23/2006        6.9136          306
                                                   3/24/2006        7.0495         3675
                                                   3/27/2006        7.1406         2311

RCG Halifax Fund, Ltd.
                                                   3/20/2006        5.9964          523
                                                   3/21/2006        5.8408         1200
                                                   3/21/2006        5.9379         7645
                                                   3/22/2006        6.1847          999
                                                   3/23/2006        6.9136          306
                                                   3/24/2006        7.0495         3675
                                                   3/27/2006        7.1406         2311

Ramius Master Fund, Ltd.
                                                   3/20/2006        5.9964         1904
                                                   3/21/2006        5.8408         4200
                                                   3/21/2006        5.9379        26760
                                                   3/22/2006        6.1847         3498
                                                   3/23/2006        6.9136         1071
                                                   3/24/2006        7.0495        12860
                                                   3/27/2006        7.1406         8088

Safe Harbor Master Fund L.P.
                                                   2/7/2006         7.3396        13901
                                                   2/8/2006         7.2460        62260
                                                   2/9/2006         7.1500         5000
                                                   2/10/2006        7.0488         1500

---------------
(1) The Reporting Persons purchased ADS, each of of which represents .25 shares of Common Stock.
(2) Shares were acquired in a private transactions with various transferors for which Ramius
Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member, or the managing member of the investment manager.


CUSIP No. 38911N107                   13D                 Page 35 of 39 Pages


                                                     DATE           PRICE        QUANTITY

                                                   2/13/2006        7.0467          900
                                                   2/14/2006        7.0241         6100
                                                   2/15/2006        7.0764        10544
                                                   2/16/2006        7.0000         4795
                                                   2/21/2006        6.7900          200
                                                   3/20/2006        5.9964        14938
                                                   3/21/2006        5.8408         8400
                                                   3/21/2006        5.9379        53518
                                                   3/22/2006        6.1847         6996
                                                   3/23/2006        6.9136         2142
                                                   3/24/2006        7.0495        25722
                                                   3/27/2006        7.1406        16176



CUSIP No. 38911N107                   13D                 Page 36 of 39 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   March 28, 2006

STARBOARD VALUE AND OPPORTUNITY          RAMIUS MASTER FUND, LTD
MASTER FUND LTD.                         By: Ramius Advisors, LLC
                                             its investment manager
PARCHE, LLC                              By: Ramius Capital Group, L.L.C.
By: Admiral Advisors, LLC, its               its managing member
managing member
                                         ADMIRAL ADVISORS, LLC
RCG AMBROSE MASTER FUND, LTD.            By: Ramius Capital Group, L.L.C.,
By: Ramius Capital Group, L.L.C.,            its managing member
    its investment manager
By: C4S & Co., L.L.C.,                   RAMIUS ADVISORS, LLC
    its Managing Member                  By: Ramius Capital Group, L.L.C.,
                                             its managing member
RCG HALIFAX FUND, LTD.
By: Ramius Capital Group, L.L.C.,        RAMIUS CAPITAL GROUP, L.L.C.
    its investment manager               By: C4S & Co., L.L.C.,
By: C4S & Co., L.L.C.,                       as managing member
    its managing member
                                         C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ----------------------
                           Name:  Jeffrey M. Solomon
                           Title: Authorized Signatory

SAFE HARBOR MASTER FUND, L.P.            SAFE HARBOR INVESTMENT LTD.

By: Safe Harbor Investment Ltd.,         By:  /s/ Jeffrey M. Solomon
its general partner                          ---------------------------
                                         Name:  Jeffrey M. Solomon
By: /s/ Jeffrey M. Solomon               Title: Authorized Signatory
    ---------------------------
Name:  Jeffrey M. Solomon
Title: Authorized Signatory


JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
--------------------------------
Individually and as attorney-in-
fact for Peter A. Cohen, Morgan B.
Stark and Thomas W. Strauss

CUSIP No. 38911N107                   13D                 Page 37 of 39 Pages


                                    EXHIBIT I
                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: March 28, 2006

STARBOARD VALUE AND OPPORTUNITY          RAMIUS MASTER FUND, LTD
MASTER FUND LTD.                         By: Ramius Advisors, LLC
                                             its investment manager
PARCHE, LLC                              By: Ramius Capital Group, L.L.C.
By: Admiral Advisors, LLC, its               its managing member
managing member
                                         ADMIRAL ADVISORS, LLC
RCG AMBROSE MASTER FUND, LTD.            By: Ramius Capital Group, L.L.C.,
By: Ramius Capital Group, L.L.C.,            its managing member
    its investment manager
By: C4S & Co., L.L.C.,                   RAMIUS ADVISORS, LLC
    its Managing Member                  By: Ramius Capital Group, L.L.C.,
                                             its managing member
RCG HALIFAX FUND, LTD.
By: Ramius Capital Group, L.L.C.,        RAMIUS CAPITAL GROUP, L.L.C.
    its investment manager               By: C4S & Co., L.L.C.,
By: C4S & Co., L.L.C.,                       as managing member
    its managing member
                                         C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ----------------------
                           Name:  Jeffrey M. Solomon
                           Title: Authorized Signatory

SAFE HARBOR MASTER FUND, L.P.            SAFE HARBOR INVESTMENT LTD.

By: Safe Harbor Investment Ltd.,         By: /s/ Jeffrey M. Solomon
its general partner                          ---------------------------
                                         Name:  Jeffrey M. Solomon
By: /s/ Jeffrey M. Solomon               Title: Authorized Signatory
    ---------------------------
Name:  Jeffrey M. Solomon
Title: Authorized Signatory

CUSIP No. 38911N107                   13D                 Page 38 of 39 Pages


JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
--------------------------------
Individually and as attorney-in-
fact for Peter A. Cohen, Morgan B.
Stark and Thomas W. Strauss

CUSIP No. 38911N107                   13D                 Page 39 of 39 Pages


                                   EXHIBIT II
                                POWER OF ATTORNEY


         The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas
W. Strauss and Jeffrey M. Solomon, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Ramius Capital Group, LLC or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or
Schedule 13Gs unless revoked earlier in writing.

Date:    March 11, 2005

                                         /s/ Peter A. Cohen
                                         ------------------------------
                                         Peter A. Cohen



                                         /s/ Morgan B. Stark
                                         ------------------------------
                                         Morgan B. Stark



                                         /s/ Thomas W. Strauss
                                         ------------------------------
                                         Thomas W. Strauss



                                         /s/ Jeffrey M. Solomon
                                         ------------------------------
                                         Jeffrey M. Solomon